Exhibit 16.1

April 19, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Fangdd Network Group Ltd (the “Company”) and, under the date of April 22, 2022, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2021. On July 25, 2022, we were dismissed. We have read the Company’s statements included under Item 16F of its Form 20-F dated April 19, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that:

(1)	on July 29, 2022, Audit Alliance LLP, or Audit Alliance, was engaged as principal accountants;

(2)	the decision to change accountants was approved by the audit committee of the board of directors;

(3)

neither the Company nor anyone on its behalf has consulted with Audit Alliance LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Audit Alliance LLP that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Very truly yours,

/s/ KPMG Huazhen LLP